SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




   RYANAIR ANNOUNCES TEMPORARY SUSPENSION OF ITS STRASBOURG-LONDON ROUTE FROM
                              SEPTEMBER 24TH NEXT

                 French tourism and the Alsace region loses to

                Baden Baden Airport in Germany, just 40kms away


Ryanair, Europe's No.1 low fares airline today (26 August'03) confirmed that it had not received confirmation from the Nancy Court of Appeal of the stay it had requested on the Strasbourg Court's order requiring the Strasbourg Chamber of Commerce to terminate its commercial agreement with Ryanair on 24 September next.

In order to give passengers at least four weeks notice, Ryanair has been forced to confirm that with effect from 24 September next, the two daily
Strasbourg-London flights will be suspended and will operate instead to Baden Baden Airport in Germany which is just 40kms away from the city of Strasbourg.

Ryanair sincerely regrets that Air France's misguided Court action has resulted in the Alsace region losing the only daily low fare service on the Strasbourg route and up to 130,000 visitors a year to Baden Baden in Germany.

Ryanair has confirmed to both Strasbourg Airport and the Chamber of Commerce that this suspension will be temporary. If and when we receive a stay on the judgement (or win the appeal), then Ryanair will make arrangements to recommence flights on the London-Strasbourg route. Ryanair expects in time to obtain a stay on the judgement and to overturn the original decision of the Strasbourg Court, and when we do so, the London service will be secured long into the future.

Speaking at a press conference in Strasbourg this morning, Ryanair's Chief Executive Michael O'Leary said;

    "Ryanair and our partners at Strasbourg Airport are disappointed that we have so far been unable to get a stay on the decision of the lower court which would enable us to continue the route until the appeal is heard. However, in the absence of such a stay, we must respect the Court's original decision and give our customers at least four weeks notice of these alternative arrangements. Obviously Strasbourg's loss will be Baden Baden's gain.

    "It is wrong that the anti-competitive Court actions of Air France should result in Strasbourg and the Alsace region losing - even on a temporary basis - its only scheduled air service to London. It is wrong that the State aid rules can be misused by high fare flag carriers to limit competition, consumer choice and lower fares.



    "Ryanair and our partners in Strasbourg will fight this appeal and we look forward to restoring our successful low fare route between London and Strasbourg as soon as we receive notification from the Court of a stay on the decision, or as soon as we win the appeal.

    "It is fundamentally wrong that secondary and regional airports in France - just because they are owned by Government or local authorities - should be prevented from competing with privately owned airports in Europe to win the rapid traffic and tourism growth, and the enormous economic benefits which Ryanair's low fare services bring to every airport at which we operate. We call on the French Government to make its position clear in support of regional airports such as Strasbourg who wish to develop low fare, direct international routes from their airports. Jobs and tourism in the French regions cannot and will not survive if all visitors to France are forced to use the Air France hub at Charles de Gaulle. Direct low fare services are vital, and the French Government must now support the regional airports and Ryanair as we continue to develop tourism and jobs in the regions.

    "I would like to apologise sincerely to all of our customers who will be inconvenienced by the switch of these flights from Strasbourg to Baden Baden Airport on the 24th of September next. All passengers who hold bookings after the 24th of September will be offered either a full refund or a transfer of their ticket on our new low fares London-Baden Baden service. Our customers and supporters in the Strasbourg and Alsace region may rest assured that Ryanair will continue to fight to change the Strasbourg Court decision so that we may restore our successful partnership with Strasbourg Airport which has in its first 12 months of operation delivered 200,000 passengers on a route where Air France even in its best year only carried 30,000".

Ends    26th August 2003

For further information

please contact:  Paul Fitzsimmons    Pauline McAlester

                 Ryanair             Murray Consultants

                 Tel. 353-1-8121212  Tel. 353-1-4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  26 August, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director